UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 27, 2025

SEACOAST BANKING CORPORATION OF FLORIDA
(Exact Name of Registrant as Specified in Charter)

Florida	000-13660	59-2260678
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

815 Colorado Avenue, Stuart, Florida	34994
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (772) 287-4000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $0.10 par value	SBCF	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

On February 27, 2025, Seacoast Banking Corporation of Florida, a Florida corporation (“Seacoast”), and Seacoast National Bank, a national banking association (“SNB”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Heartland Bancshares, Inc., a Florida corporation (“Heartland”), and Heartland National Bank, a national banking association and wholly-owned subsidiary of Heartland (“Heartland Bank”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Seacoast will acquire Heartland pursuant to the merger of Heartland with and into Seacoast (the “Merger”) and the merger of Heartland Bank with and into SNB (the “Bank Merger”), with Seacoast surviving the Merger as the surviving corporation and with SNB surviving the Bank Merger as the surviving bank.

Subject to the terms and conditions of the Merger Agreement, which has been approved by the Boards of Directors of Seacoast and Heartland, upon completion of the Merger, each share of Heartland common stock will be converted into the right to receive (i) $147.10 in cash, or (ii) 4.9164 shares of Seacoast common stock (subject to certain potential adjustments) (the “Exchange Ratio”), subject to the payment of cash in lieu of fractional shares or (iii) a 50-50 combination of cash and common stock (the “Merger Consideration”). Shareholders of Heartland will have the ability to elect to receive stock or cash, or a mix of 50% cash and 50% stock, with the final consideration mix being maintained at 50% cash and 50% stock. The Seacoast common stock consideration is subject to a price protection collar based on the average closing price of Seacoast common stock during a ten-day period preceding the date on which all conditions to closing have been met (the “Seacoast Closing Price”). If the Seacoast Closing Price is (i) between $25.43 and $34.41, the Exchange Ratio shall not adjust, (ii) $34.42 or greater, the Exchange Ratio shall adjust such that the value of the Seacoast common stock consideration paid for each share of Heartland stock is equal to $169.16, (iii) between $25.42 and $23.95, the Exchange Ratio shall adjust such that the value of the Seacoast common stock consideration paid for each share of Heartland stock is equal to $125.03, and (iv) $23.94 or less, the Exchange Ratio shall be fixed at 5.2237. In the event Heartland’s consolidated tangible shareholders’ equity is less than $73.10 million or Heartland Bank’s general allowance for loan and lease losses is less than 1.59% of total loans and leases outstanding, then Seacoast will have the option to adjust the Exchange Ratio downward or terminate the merger agreement. Additionally, all Heartland equity awards will be cashed out in exchange for an amount of cash equal to the difference between $147.10 and the strike price.

The Merger Agreement contains customary representations and warranties from both Seacoast and Heartland and each have agreed to customary covenants, including, among others, covenants on the part of Heartland relating to: (1) the conduct of Heartland’s businesses during the interim period between the execution of the Merger Agreement and the completion of the Merger, (2) Heartland’s obligation to convene and hold a meeting of its shareholders to consider and vote upon the approval of the Merger and the Merger Agreement, (3) subject to certain exceptions, the recommendation by the Board of Directors of Heartland in favor of the approval by its shareholders of the Merger Agreement, the Merger and the other transactions contemplated thereby (including the Bank Merger). Heartland has also agreed not to, and to cause its directors, officers, employees and representatives and affiliates not to, (1) initiate, solicit, encourage or knowingly encourage or facilitate inquiries or proposals with respect to any acquisition proposal, (2) engage or participate in any negotiations concerning, or with, any person relating to, any acquisition proposal, or (3) subject to certain exceptions, provide any confidential or nonpublic information or data to, or have or participate in any discussions with any person relating to any acquisition proposal.

Completion of the Merger is subject to certain customary conditions, including, among others, (1) adoption of the Merger Agreement by Heartland’s shareholders, (2) required regulatory consents shall have been obtained or made and be in full force and effect and all waiting periods required by law shall have expired and such required regulatory consents shall not be subject to any condition or consequence that would, after the effective time of the Merger, have a material adverse effect on Seacoast or any of its subsidiaries, including Heartland, (3) the absence of any order issued by any governmental authority preventing the consummation of the Merger and the absence of any law or order enacted, entered, promulgated or enforced by any governmental entity that prohibits, restrains or makes illegal the consummation of the Merger, (4) the effectiveness of the registration statement for the Seacoast common stock to be issued in the Merger and (5) the approval for listing of the Seacoast common stock to be issued in the Merger on NASDAQ.

Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (2) performance in all material respects by the other party of its obligations under the Merger Agreement, (3) corporate authorization, and (4) since the date of the Merger Agreement, no fact, circumstance or event has occurred which has had or is reasonably likely to have a material adverse effect.

In addition, Seacoast’s obligation to complete the Merger is subject to the satisfaction of certain conditions by Heartland, including (1) the receipt of all consents required as a result of the Merger pursuant to certain contracts, (2) the holders of no more than 5% of Heartland’s common stock shall have exercised their dissenters’ rights, (3) receipt by Seacoast of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of the Internal Revenue Code of 1986 (the “Code”), as amended, (4) Seacoast’s receipt of executed claims letters and restrictive covenant agreements by certain officers and/or directors of Heartland, (5) Heartland’s consolidated tangible shareholders’ equity must be not less than $73.10 million and Heartland Bank’s general allowance for loan and lease losses must not be less than 1.59% of total loans and leases outstanding, (6) Heartland’s receipt of a written tax opinion (7) the termination of Heartland equity awards, and (8) Heartland shareholders shall have voted, in a manner that satisfies the stockholder approval requirements for exemption under Section 280G(b)(5)(A)(ii) of the Code and the regulations promulgated thereunder, for the right of each disqualified individual to receive or not any payments and benefits to the extent necessary so that no payment or benefit received by such disqualified person shall be deemed a parachute payment.

The Merger Agreement provides certain termination rights for both Seacoast and Heartland, and further provides that a termination fee of $4.50 million will be payable by Heartland upon termination of the Merger Agreement under certain circumstances, including if its board of directors withdraws, qualifies or modifies its recommendation that the Heartland shareholders approve the merger agreement in a manner adverse to Seacoast or has resolved to take such action.

Seacoast may terminate the Merger Agreement if the average of the VWAP of Seacoast common stock during the ten (10) consecutive full trading days ending on the trading day prior to the later of (i) the date on which the last regulatory approval is obtained without regard to any requisite waiting period or (ii) the date on which the Heartland shareholder approval is obtained is $23.94 or less and Heartland has not elected to exercise its right to fix the exchange ratio at 5.2237.

The foregoing descriptions of the Merger and the Merger Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto, and is incorporated into this report by reference thereto. The Merger Agreement has been attached as an exhibit to this report in order to provide investors and shareholders with information regarding its terms. The Merger Agreement is not intended to provide any other financial information about Seacoast, Heartland or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the agreement and as of specific dates, are solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors should not rely on the representations, warranties, or covenants or any description thereof as characterizations of the actual state of facts or condition of Seacoast, Heartland or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Seacoast.

Additional Information

Seacoast and Heartland will be filing a proxy statement/prospectus relating to the transaction and other relevant documents concerning the transaction with the United States Securities and Exchange Commission (the “SEC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s website (https://www.sec.gov). In addition, documents filed with the SEC by Seacoast will be available free of charge by contacting Investor Relations at (772) 288-6085.

The directors, executive officers, and certain other members of management and employees of Heartland are participants in the solicitation of proxies in favor of the transaction from the Heartland shareholders.

Important Information for Investors and Shareholders

Seacoast will file with the SEC a registration statement on Form S-4 containing a proxy statement of Heartland and a prospectus of Seacoast, and Seacoast will file other documents with respect to the proposed transaction. A definitive proxy statement/prospectus will be mailed to shareholders of Heartland. Investors and shareholders of Seacoast and Heartland are urged to read the entire proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information. Investors and shareholders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) and other documents filed with the SEC by Seacoast through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by Seacoast will be available free of charge on Seacoast’s internet website or by contacting Seacoast.

Heartland, its directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed merger. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Notice Regarding Forward-Looking Statements

This current report on Form 8-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and is intended to be protected by the safe harbor provided by the same. These statements are subject to numerous risks and uncertainties. These risks and uncertainties include, but are not limited to, the following: failure to obtain the approval of shareholders of Heartland in connection with the merger; the timing to consummate the proposed merger; changes in Seacoast’s share price before closing; the risk that a condition to closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the parties' ability to achieve the synergies and value creation contemplated by the proposed merger; the parties' ability to promptly and effectively integrate the businesses of Seacoast and Heartland, including unexpected transaction costs, including the costs of integrating operations, severance, professional fees and other expenses; the diversion of management time on issues related to the merger; the failure to consummate or any delay in consummating the merger for other reasons; changes in laws or regulations; the risks of customer and employee loss and business disruption, including, without limitation, as the result of difficulties in maintaining relationships with employees; increased competitive pressures and solicitations of customers and employees by competitors; the difficulties and risks inherent with entering new markets; other factors that may affect future results of Seacoast and Heartland including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities and other actions of the Federal Reserve Board, legislative and regulatory actions and reforms and any other changes in general economic conditions. For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the factors set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Seacoast's most recent Form 10-K report, Form 10-Q report and to Seacoast's most recent Form 8-K reports, which are available online at www.sec.gov. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Seacoast and Heartland Bancshares, Inc.

Item 9.01    Financial Statements and Exhibits

(c)	Exhibits

Exhibit
Number	Description

2.1	Agreement and Plan of Merger, dated as of February 27, 2025, by and among Seacoast Banking Corporation of Florida, Seacoast National Bank, Heartland Bancshares, Inc. and Heartland National Bank.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SEACOAST BANKING CORPORATION OF FLORIDA

By:	/s/ Tracey L. Dexter
Tracey L. Dexter
Chief Financial Officer

Date: March 5, 2025